Exhibit E

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

September __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2004 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Portland General Electric Company  (70-__________ )

     Portland General Electric Company ("Portland General"), located at 121 SW Salmon Street, Portland, OR 97204, a wholly owned subsidiary of Enron Corp. ("Enron"), a registered public utility holding company under the Act, has filed an application-declaration under Sections 9(a)(1) and 10 of the Act. Portland General seeks authorization to acquire the coal handling facility ("Facility") located at its Boardman Coal Plant ("Boardman Plant") in eastern Oregon.

     Portland General states that it is currently the sole lessee of the Facility under a Lease Agreement entered into pursuant to a leverage financing transaction ("Financing Transaction") entered into in 1979. The Facility is owned by Wells Fargo Bank N.A. (the successor to First National Bank of Oregon), solely as Owner Trustee under a Trust Agreement between it and ICON/Boardman Facility LLC (the successor to Western America Financial, Inc.), the beneficial owner and Owner Participant in the Financing Transaction. Under the Lease Agreement, Portland General is responsible for the operation and maintenance of the Facility.


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     Portland General and the Owner Participant have agreed on a fair market purchase price, assuming the purchase closes by October 29, 2004. If the closing is delayed but takes place on or before November 30, 2004, the purchase price will be increased for each day after October 29, 2004 that closing is delayed based on the 90-day London Interbank Offered Rate ("LIBOR") determined two days before the closing. The closing may be delayed beyond November 30, 2004 only upon mutual agreement, including agreement on a new purchase price.

     The funds to be used to purchase the Facility will come from Portland General's internally generated cash.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.